United States securities and exchange commission logo





                            September 24, 2020

       Zhong Bi
       Chief Financial Officer
       Yiren Digital Ltd.
       10/F, Building 9, 91 Jianguo Road
       Chaoyang District, Beijing 100022
       The People   s Republic of China

                                                        Re: Yiren Digital Ltd.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2019
                                                            Filed May 15, 2020
                                                            File No. 001-37657

       Dear Zhong Bi:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2019

       Item 4. Information on the Company
       Business Overview, page 63

   1. We note your disclosure that your recent strategic business realignment with CreditEase enables you to operate
your business in a more diverse and scalable mix of service
                                                        platforms     Yiren
Credit and Yiren Wealth. Your disclosures further indicate that the loan products on your Yiren
credit-tech platform are funded by both retail and institutional investors while your
Yiren wealth management platform specifically targets mass affluent investors and provides
them with one-stop asset allocation-based wealth management
                                                        solutions. In order to
provide more clarity around the impact of your realignment on your business and the
significance of these changes to your revenue generating activities, please tell us and
revise future filings to:
 Zhong Bi
FirstName  LastNameZhong   Bi
Yiren Digital Ltd.
Comapany 24,
September  NameYiren
               2020 Digital Ltd.
September
Page 2     24, 2020 Page 2
FirstName LastName
                Compare and contrast your business and related platforms (i.e. Yiren Credit and
              Yiren Wealth) before and after the business realignment, highlighting any interaction or relationship between the platforms and the specific synergy opportunities presented or created by this realignment. In addition, discuss whether, and if so how, this realignment has resulted in any new revenue generating activities. Your discussion should support your disclosure that your business is a more diverse and scalable mix of service platforms as a result of the business realignment.

                Quantify the approximate percentage of investors that only fund loans versus those that invest in products other than loans.

                Describe the relationship between the loan products offered on the Yiren credit-tech platform and the products or services offered on the Yiren wealth management platform.
2. We note your disclosure on pages 63 and 101 that your wealth management business primarily distributes fixed income products, mutual fund investment products, insurance products and other wealth management products offered by banks. We further note your disclosure on pages 63, 101 and 103 that as of December 31, 2019, the total AUA (Assets under Administration) on your Yiren wealth platform were RMB 35,291.7 million
         (US$5,069.3 million). In order for a reader to better understand the significance of each of these products to your overall business, please revise future filings to provide a roll forward for each period presented of AUA by product. Also, disclose the amount of revenue associated with each product.
3.       We note your disclosure on pages 64, 69 and 101 that the Yiren Wealth platform
         generates revenue primarily from financial products and services offered to clients in three ways: (i) one-time commissions paid by clients or product providers when clients purchase financial products; (ii) recurring service fees paid by product providers and clients; and (iii) one-time service fees paid by investors for each loan transferred over the secondary loan market. Please tell us and revise future filings to quantify the amount of revenue associated with each of these three revenue streams. In addition, please revise future filings to provide a more transparent description of each significant product or service performed that generates revenue with prominence given to those products or services relative to their contribution to your business.
4. We note the diagram on page 65 detailing the underlying assets of the wealth management solution (i.e., Yiren Wealth platform). Please revise future filings to quantify the amount of assets associated with each investment option (i.e., MMF, Structured Deposits, Bank
         WM Products, Consumer Loans, FICC Portfolios, Selected Funds, Intelligent Portfolios
         and Insurance Planning) accompanied by a quantification of revenue generated by each of these products or services.
 Zhong Bi
FirstName  LastNameZhong   Bi
Yiren Digital Ltd.
Comapany 24,
September  NameYiren
               2020 Digital Ltd.
September
Page 3     24, 2020 Page 3
FirstName LastName
Yiren Wealth Platform - Automated Investing Tool, page 68

5.       You disclose that your automated investing tool automatically
reinvests investors    funds
         as soon as a loan is repaid. Please tell us and revise future filings to discuss what happens
         to an investors    funds if or when no borrower loans are available to
reinvest the funds in
         due to the lack of supply during the investment period. Specifically discuss how often this occurs and how you manage this risk.
Item 5. Operating and Financial Review and Prospects
Operating Results
Segment Information, page 113

6. Please revise future filings to provide a breakdown of net revenue for each segment, both in absolute amount and as a percentage of total net revenue, in a format similar to that provided on pages 108 and F-21 on a consolidated basis. In addition, please revise future filings to provide a more granular discussion of period-to-period fluctuations in each component of net revenue by segment, including any notable trends that are likely to impact segment operating performance.
Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue from account management services, page F-21

7. Please tell us and revise future filings to clarify how you determine the amount of excess of actual return over the expected return that you recognize as revenue. For example, clarify whether you are entitled to the entire excess or just a percentage. If a percentage, please disclose the percentage.
8. Please tell us and revise future filings to identify your performance obligations related to account management services and disclose when you typically satisfy the performance obligations. Refer to ASC 606-10-50-12 for guidance.
9. Please tell us and revise future filings to clarify whether the transaction price related to account management services includes variable consideration, whether the estimate of variable consideration is constrained in accordance with paragraphs ASC 606-10-32-11 through 32-13, and how you assess whether the estimate of variable consideration is constrained. Refer to ASC 606-10-50-12 and 50-20 for guidance.
10. Please tell us in greater detail how you initially estimate the excess of the actual return over the expected return. If you use the expected value method, please provide us your calculation as of December 31, 2019. Please provide us an analysis of the actual return and the expected return for each quarter during 2018, 2019 and 2020.
11. Please tell us how loan defaults impact the actual return for an investor if the loans are not covered by a third party credit guarantee.
 Zhong Bi
Yiren Digital Ltd.
September 24, 2020
Page 4
12. Please tell us and revise future filings to clarify the percentage of loans facilitated by you that are covered by a third party credit guarantee.
13. Please tell us how you considered the guidance in ASC 606-10-32-12 in concluding that it is probable that a significant reversal in the amount of cumulative revenue will not occur and when and how often this determination is made. Noting that charge off rates have ranged from 8% to 18% for different loan vintages, specifically tell us how you considered the volatility in credit risk and the impact on the actual return in assessing the probability.
14. Please revise future filings to disclose the weighted average investment period at each period end presented.
Contract Assets, page F-22

15. Please tell us why you do not reclassify amounts from contract assets to accounts receivable for the facilitation service monthly fees that are past the payment due date but have not been paid. If you believe these amounts should be reclassified to accounts receivable , please revise your future filings as appropriate and disclose the information required by ASC 310-10-50.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Ben Phippen, Staff Accountant, at 202-551-3697 or Michael Volley,
Staff Accountant, at 202-551-3437 with any questions.



FirstName LastNameZhong Bi                                       Sincerely,
Comapany NameYiren Digital Ltd.
                                                                 Division of
Corporation Finance
September 24, 2020 Page 4                                        Office of
Finance
FirstName LastName